May 5, 2006
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, DC 20549

Attention:	Jennifer G. Williams Susan Min

Re:	Discover Card Master Trust I
Registration Statement on Form S-3
(File No. 333-131898)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, Discover Card Master Trust I and Discover Bank hereby request that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, May 10, 2006 at 10:00 a.m. (EST), or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.
     In connection with the foregoing request for acceleration of the Registration Statement, Discover Card Master Trust I and Discover Bank acknowledge that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Discover Card Master Trust I or Discover Bank from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Discover Card Master Trust I and Discover Bank may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 5, 2006

Very truly yours, DISCOVER BANK
By:	/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Accounting Officer, Treasurer and Assistant Secretary

DISCOVER CARD MASTER TRUST I
By:	/s/ Michael F. Rickert
Michael F. Rickert
Vice President, Chief Accounting Officer, Treasurer and Assistant Secretary